# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Therapeutics, Inc., CIK 0002088082
CUSIP: 284825106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 230 E. Grand Avenue, Suite S-100, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,462,881; sole dispositive power 0; shared dispositive power 5,462,881; aggregate amount beneficially owned 5,462,881 (8.7% of the class)
  Comment: The information in Item 4 relating to the shares of common stock, $0.0001 par value per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC and the calculation of the percent of such class of securities is incorporated by reference herein.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,462,881; sole dispositive power 0; shared dispositive power 5,462,881; aggregate amount beneficially owned 5,462,881 (8.7% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy Green and the calculation of the percent of such class of securities is incorporated by reference herein.
- Redmile Biopharma Investments II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,796,215; sole dispositive power 0; shared dispositive power 4,796,215; aggregate amount beneficially owned 4,796,215 (7.6% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Redmile Biopharma Investments II, L.P. and the calculation of the percent of such class of securities is incorporated by reference herein.

## Item 1. Issuer
Name of issuer: Electra Therapeutics, Inc.
Address of issuer's principal executive offices: 230 E. Grand Avenue Suite S-100 South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments II, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments II, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments II, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 5,462,881 (1)
Jeremy C. Green - 5,462,881 (1)
Redmile Biopharma Investments II, L.P. - 4,796,215 (2)
Percent of class:
Redmile Group, LLC - 8.7% (3)
Jeremy C. Green - 8.7% (3)
Redmile Biopharma Investments II, L.P. - 7.6% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments II, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 5,462,881 (1)
Jeremy C. Green - 5,462,881 (1)
Redmile Biopharma Investments II, L.P. - 4,796,215 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments II, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 5,462,881 (1)
Jeremy C. Green - 5,462,881 (1)
Redmile Biopharma Investments II, L.P. - 4,796,215 (2)

(1) All of such shares of Common Stock are directly owned by certain investment vehicles, including Redmile Biopharma Investments II, L.P. ("RBI II"), for which Redmile is the investment manager (the "Redmile Funds"). Redmile may be deemed to beneficially own these securities in its capacity as their investment manager with discretion to vote and dispose of all shares of Common Stock held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaims beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) All of such shares of Common Stock are directly owned RBI II.

(3) Percentage based on 62,766,955 shares of Common Stock outstanding immediately after the initial public offering, as reported in the Issuer's Prospectus dated September 17, 2026 filed with the SEC on September 18, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (09/28/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (09/28/2026)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, Managing Member of Redmile Biopharma Investments II (GP), LLC, General Partner of Redmile Biopharma Investments (09/28/2026)